APIVA VENTURES LIMITED
(An Exploration Stage Company)

FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

DECEMBER 31, 2003

DAVIDSON & COMPANY
	Chartered Accountants	A Partnership of Incorporated Professionals

AUDITORS' REPORT

To the Shareholders of
Apiva Ventures Limited

We have audited the balance sheets of Apiva Ventures Limited as at December 31, 2003 and 2002 and the statements of operations, shareholders' equity (deficiency) and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

"DAVIDSON & COMPANY"

Vancouver, Canada	Chartered Accountants

April 23, 2004

A Member of SC INTERNATIONAL
1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6 Telephone (604) 687-0947 Fax (604) 687-6172

APIVA VENTURES LIMITED
(An Exploration Stage Company)
BALANCE SHEETS
(Expressed in Canadian Dollars)
AS AT DECEMBER 31

	2003	2002

ASSETS

Current
Cash and cash equivalents	$1,308	$-
Receivables	826	2,290
Prepaids	1,617	-

Total current assets	3,751	2,290

Equipment (Note 3)	-	3,291
Due from related party (Note 4)	60,834	-
Investment in partnership(Note 5)	100	100

Total assets	$64,685	$5,681

LIABILITIES AND SHAREHOLDERS’ DEFICIENCY

Current
Accounts payable and accrued liabilities	$69,119	$35,893

Total current liabilities	69,119	35,893

Shareholders’ deficiency
Capital stock (Note 7)
Authorized
100,000,000 common shares without par value
Issued and outstanding
15,789,619 common shares (2002 – 15,789,619)	14,192,144	14,192,144
Additional paid-in capital	1,193,809	1,193,809
Deficit	(15,390,387)	(15,416,165)

Total shareholders' deficiency	(4,434)	(30,212)

Total liabilities and shareholders' deficiency	$64,685	$5,681

Nature and continuance of operations (Note 1)
Subsequent event (Note 12)

On behalf of the Board:

“Clair Calvert”	Director	“Ron Noble”	Director

The accompanying notes are an integral part of these financial statements.

APIVA VENTURES LIMITED
(An Exploration Stage Company)
STATEMENTS OF OPERATIONS
(Expressed in Canadian Dollars)
YEAR ENDED DECEMBER 31

	2003	2002

EXPENSES
Amortization	$3,291	$581
Bank charges and interest	1,663	930
Consulting fees to a related party (Note 9)	24,193	-
Foreign exchange loss	-	1,787
Management fees to related parties (Note 9)	18,800	13,750
Mineral property costs (Note 6)	-	62,793
Office and general	3,948	32,212
Professional and consulting fees	82,256	73,937
Promotion and investor relations	24,712	19,016
Rent to a related party (Note 9)	4,000	8,750
Travel and automobile	1,327	6,728

	(164,190)	(220,484)

OTHER ITEMS
Income distribution from partnership (Note 5)	244,794	-
Interest and other income	174	154
Loss on sale of marketable securities	-	(42,682)
Write-down of due from related party (Note 4)	(55,000)	-

	189,968	(42,528)

Net income (loss) for the year	$25,778	$(263,012)

Basic and diluted earnings (loss) per share	$0.01	$(0.02)

Weighted average number of shares outstanding	15,789,619	15,742,307

The accompanying notes are an integral part of these financial statements.

APIVA VENTURES LIMITED
(An Exploration Stage Company)
STATEMENT OF SHAREHOLDERS' EQUITY (DEFICIENCY)
(Expressed in Canadian Dollars)

	Capital Stock
					Total
			Additional		Shareholders'
	Number		Paid-in		Equity
	of Shares	Amount	Capital	Deficit	(Deficiency)

Balance, December 31, 2001	15,676,619	$14,162,638	$1,193,809	$(15,153,153)	$203,294

Shares issued on exercise of options	113,000	29,506	-	-	29,506

Loss for the year	-	-	-	(263,012)	(263,012)

Balance, December 31, 2002	15,789,619	14,192,144	1,193,809	(15,416,165)	(30,212)

Net income for the year	-	-	-	25,778	25,778

Balance, December 31, 2003	15,789,619	$14,192,144	$1,193,809	$(15,390,387)	$(4,434)

The accompanying notes are an integral part of these financial stateme nts.

APIVA VENTURES LIMITED
(An Exploration Stage Company)
STATEMENTS OF CASH FLOWS
(Expressed in Canadian Dollars)
YEAR ENDED DECEMBER 31

	2003	2002

CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss) for the year	$25,778	$(263,012)
Items not affecting cash:
Amortization	3,291	581
Loss on sale of marketable securities	-	42,682
Write-down of due from related party	55,000	-

Changes in non-cash working capital items:
Decrease in receivables	1,464	625
Increase decrease in prepaid expenses	(1,617)	-
Increase decrease in accounts payable and accrued liabilities	33,226	15,679

Net cash provided by (used in) operating activities	117,142	(203,445)

CASH FLOWS FROM FINANCING ACTIVITIES
Capital stock issued for cash	-	29,506

Net cash provided by financing activities	-	29,506

CASH FLOWS FROM INVESTING ACTIVITIES
Due from related party	(115,834)	-
Proceeds on sale of marketable securities	-	31,542

Net cash provided by (used in) investing activities	(115,834)	31,542

Change in cash and cash equivalents during the year	1,308	(142,397)

Cash and cash equivalents, beginning of year	-	142,397

Cash and cash equivalents, end of year	$1,308	$-

Cash paid during the year for:
Interest expense	$-	$-
Income taxes	-	-

The accompanying notes are an integral part of these financial statements.

APIVA VENTURES LIMITED (An Exploration Stage Company) NOTES TO THE FINANCIAL STATEMENTS (Expressed in Canadian Dollars) DECEMBER 31, 2003

1.

NATURE AND CONTINUANCE OF OPERATIONS

Apiva Ventures Limited (the “Company”) was incorporated on June 20, 1980 under the provisions of the Company Act of British Columbia.

The Company’s principal business activity is the exploration of mineral properties and, accordingly, the Company is considered to be in the exploration stage.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles with the on-going assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. However, certain conditions noted below currently exist which raise substantial doubt about the Company's ability to continue as a going concern. These financial statements do not include any adjustments to the amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue as a going concern.

The operations of the Company have primarily been funded by the issuance of capital stock. Continued operations of the Company are dependent on the Company's ability to complete public equity financings or generate profitable operations in the future. Management's plan in this regard is to secure additional funds through future equity financings. Such financings may not be available or may not be available on reasonable terms.

	2003	2002

Deficit	$(15,390,387)	$(15,416,165)
Working capital (deficiency)	(65,368)	(33,603)

2.

SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).

Use of estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results may differ from those estimates.

APIVA VENTURES LIMITED (An Exploration Stage Company) NOTES TO THE FINANCIAL STATEMENTS (Expressed in Canadian Dollars) DECEMBER 31, 2003

2.

SIGNIFICANT ACCOUNTING POLICIES (cont'd…)

Foreign currency translation

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the exchange rate in effect at the balance sheet date and non-monetary assets and liabilities at the exchange rates in effect at the time of the transaction. Revenues and expenses are translated at rates in effect at the time of the transaction. Gains and losses on translation are included in the results from operations.

Cash and cash equivalents

Cash and cash equivalents include highly liquid investments with original maturities of three month or less.

Equipment

Equipment, consisting of computer hardware, is carried at cost less accumulated amortization. Amortization is provided for using the declining balance method at a rate of 30% per annum for computer hardware.

Investment in partnership

The Company’s investment in a partnership is accounted for by the cost basis of accounting.

Mineral properties

The Company records its interests in mineral properties and areas of geological interest at cost less option payments received and other recoveries. All direct and indirect costs relating to the acquisition of these interests are capitalized on the basis of specific claim blocks or areas of geological interest until the properties to which they relate are placed into production, sold, abandoned or management has determined there to be an impairment. These costs will be amortized on the basis of units produced in relation to the proven reserves available on the related property following commencement of production. Mineral properties which are sold before that property reaches the production stage will have all revenues from the sale of the property credited against the cost of the property. Properties which have reached the production stage will have a gain or loss calculated based on the portion of that property sold.

The Company defers all exploration expenses relating to mineral properties and areas of geological interest until the properties to which they relate are placed into production, sold, abandoned or management has determined there to be an impairment. These costs will be amortized over the proven reserves available on the related property following commencement of production.

APIVA VENTURES LIMITED (An Exploration Stage Company) NOTES TO THE FINANCIAL STATEMENTS (Expressed in Canadian Dollars) DECEMBER 31, 2003

2.

SIGNIFICANT ACCOUNTING POLICIES (cont'd…)

Earnings (loss) per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method the dilutive effect on earnings (loss) per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the period. For the years presented, this calculation had no effect on basic earnings (loss) per share. At December 31, 2003 and 2002, the total number of potentially dilutive shares excluded from earnings (loss) per share was 2,354,000 and 2,354,000 respectively.

Basic earnings (loss) per share is calculated using the weighted-average number of shares outstanding during the year.

Stock options

The Company grants options as described in Note 7. Effective January 1, 2002, the Company adopted CICA Handbook Section 3870 “Stock-Based Compensation and Other Stock-Based Payments”, which recommends the fair value-based methodology for measuring compensation costs. The section also permits, and the Company has adopted, the use of the intrinsic value-based method, which recognizes compensation cost for awards to employees only when the market price exceeds the exercise price at date of grant, but requires pro-forma disclosure of earnings and earnings per share as if the fair value method had been adopted. Any consideration paid by the option holders to purchase shares is credited to capital stock.

Effective for the year ended December 31, 2003, the Company adopted prospectively the new recommendations of the CICA with respect to stock-based compensation. Under the new recommendations, the Company recognizes compensation costs for the granting of all stock options and direct awards of stock.

Income taxes

The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the year that includes the date of enactment or substantive enactment occurs. To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

APIVA VENTURES LIMITED (An Exploration Stage Company) NOTES TO THE FINANCIAL STATEMENTS (Expressed in Canadian Dollars) DECEMBER 31, 2003

3.	EQUIPMENT

	2003			2002
			Net			Net
	Cost	Accumulated	Book Value	Cost	Accumulated	Book Value
		Amortization			Amortization

Computer hardware	$8,610	$8,610	$-	$8,610	$5,319	$3,291

During the current year, the Company determined its equipment had no future economic benefit and, accordingly, was fully amortized.

4.

DUE FROM RELATED PARTY

The Company loaned $115,834 to a company controlled by a former director of the Company during the current year without appropriate board of directors approval. In July 2003, the Company filed a legal claim against this company to recover the full amount of the loan. Pursuant to a court order and garnishee action, the Company received $29,899 subsequent to December 31, 2003. The company controlled by the former director was then placed into receivership. The Company expects to receive approximately $30,935 from the bankruptcy trustee and has accordingly, written down the remaining balance by $55,000 at December 31, 2003.

5.

INVESTMENT IN PARTNERSHIP

During the year ended December 31, 2002, the Company formed a general partnership, 2002 Alberta Oil & Gas Co., (the “General Partnership”), with two other companies. The General Partnership acquired an interest in the 1999 Investment Co. Limited Partnership (the “Limited Partnership”). The Limited Partnership is an Alberta limited partnership involved in the petroleum and natural gas industry. Its assets consist primarily of royalties on petroleum and natural gas wells and related processing plants and facilities located in Alberta. The Company has a 27.66% interest in the General Partnership.

During the current year, the Company received a cash distribution of $244,794 from the General Partnership which represents the aggregate amount of cash the Company expects to receive from this investment.

6.

MINERAL PROPERTIES

Mongolia Property

During the year ended December 31, 2002, the Company was granted an option to acquire a 37.5% interest in certain mineral properties in Mongolia which are subject to a 2% net smelter royalty. As consideration, the Company paid a $62,793 deposit and was required to pay an additional US$30,000 within 30 days of closing, an additional US$55,000 within 60 days of closing and issue 715,000 common shares. Due to payment default and mutual termination, the option was cancelled and the Company forfeited its deposit of $62,793. Accordingly, mineral property costs of $62,793 were charged to operations during the year ended December 31, 2002.

APIVA VENTURES LIMITED (An Exploration Stage Company) NOTES TO THE FINANCIAL STATEMENTS (Expressed in Canadian Dollars) DECEMBER 31, 2003

7.

CAPITAL STOCK

In April 2002, June 2002 and July 2002, the Company issued 38,000, 10,000 and 65,000 common shares respectively, at a price of US$0.17 per share, for net proceeds of CDN$29,506 on the exercise of stock options.

Stock options

The Company's stock option plan provides for the issuance of options to directors, officers, employees and consultants of the Company to purchase common shares of the Company. Stock options are issuable, at the discretion of the Board of Directors, to acquire up to 10% of the issued and outstanding share capital of the Company and are exercisable for a period not exceeding 10 years and vest at the discretion of the Board of Directors.

Stock option transactions are summarized as follows:

	2003			2002
			Weighted			Weighted
			Average			Average
	Number		Exercise	Number		Exercise
	of Shares		Price	of Shares		Price

Outstanding, beginning of year	1,254,000	US$	0.17	1,629,500	US$	0.19
Granted	-		-	-		-
Exercised	-		-	(113,000)		0.17
Expired/cancelled	-		-	(262,500)		0.28

Outstanding, end of year	1,254,000	US$	0.17	1,254,000	US$	0.17

The following incentive stock options to acquire common shares are outstanding and exercisable at December 31, 2003:

Number	Exercise
of Shares	Price	Expiry Date
1,254,000	US$0.17	January 15, 2006

APIVA VENTURES LIMITED (An Exploration Stage Company) NOTES TO THE FINANCIAL STATEMENTS (Expressed in Canadian Dollars) DECEMBER 31, 2003

7.	CAPITAL STOCK (cont’d…) Warrants Warrant transactions are summarized as follows:

	2003			2002

			Weighted			Weighted
			Average			Average
	Number of		Exercise	Number of		Exercise
	Warrants		Price	Warrants		Price

Outstanding, beginning
of year	1,100,000	US$	0.50	1,100,000	US$	0.50

Granted	-		-	-		-

Outstanding, end of year	1,100,000	US$	0.50	1,100,000	US$	0.50

As at December 31, 2003, 1,100,000 warrants were outstanding to acquire common shares of the Company at an exercise price of US$0.50 per share expiring on April 16, 2004 (expired unexercised).

8.	INCOME TAXES A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	2003	2002

Net income (loss) before income taxes	$25,778	$(263,012)

Expected income tax recovery (expense)	$(9,693)	$104,153
Non-deductible expenses for tax purposes	(1,237)	(33,208)
Income distribution from limited partnership not subject to tax	92,043	-
Tax deductible resource expenditures	203,184	-
Limited partnership income subject to tax	(558,995)	(1,437,565)
Recognized benefit of non-capital losses	274,698	1,366,620

	$-	$-

Partnership income accounted for on a cost basis is $244,794 (2002 - $Nil) whereas allocated partnership income for income tax purposes is $1,486,688 (2002 - $3,630,213).

APIVA VENTURES LIMITED (An Exploration Stage Company) NOTES TO THE FINANCIAL STATEMENTS (Expressed in Canadian Dollars) DECEMBER 31, 2003

8.	INCOME TAXES (cont’d…) The significant components of the Company's future income tax assets are as follows:

	2003	2002

Non-capital loss carryforwards	$576,773	$631,254
Equipment	20,658	9,339
Resource expenditures	1,692,895	1,333,985
Other	502,918	362,810

	2,793,244	2,337,388
Less: Valuation allowance	(2,793,244)	(2,337,388)

	$-	$-

At December 31, 2003, the Company had non-capital loss carryforwards available to reduce future taxable income of approximately $1,620,000. These losses, if not utilized, will begin to expire beginning in 2006. Subject to certain restrictions, the Company also has resource expenditures available to reduce taxable income in future years. Future tax benefits which may arise as a result of these non-capital losses, resource expenditures and other tax assets have not been recognized in these financial statements and have been offset by a valuation allowance.

9.	RELATED PARTY TRANSACTIONS The Company entered into the following transactions with related parties:

	a)	Paid management fees of $9,800 (2002 - $Ni) to a director of the Company.

	b)	Paid management fees of $9,000 (2002 - $13,750) to a company controlled by a former director of the Company.

	c)	Paid rent of $4,000 (2002 - $8,750) to a company controlled by a former director of the Company.

	d)	Paid consulting fees of $24,193 (2002 - $Nil) to a company controlled by a director of the Company.

These transactions were in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

APIVA VENTURES LIMITED (An Exploration Stage Company) NOTES TO THE FINANCIAL STATEMENTS (Expressed in Canadian Dollars) DECEMBER 31, 2003

10.

SEGMENT INFORMATION

Business information

During the years ended December 31, 2003 and 2002, the Company’s principal business activity was the exploration of mineral properties.

Geographic information

The Company operated primarily in Canada for the years ended December 31, 2003 and 2002. The Company’s total assets as at December 31, 2003 and 2002 were located primarily in Canada.

11.

FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash and cash equivalents, receivables, due from related party and accounts payable and accrued liabilities. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial statements. The fair value of these financial instruments approximates their carrying value, unless otherwise noted.

12.	SUBSEQUENT EVENT Subsequent to December 31, 2003 the Company received $11,749 from the sale of a mineral property interest previously written off.